Mail Stop 3561

October 30, 2008

Ms. Donna Dellomo
Chief Financial Officer
Perfumania Holdings, Inc.
35 Sawgrass Drive, Suite 2
Bellport, New York 11713

      Re: Perfumania Holdings, Inc.
              Item 4.01 Form 8-K
              Filed September 11, 2008
              File No. 000-19714

Dear Ms. Dellomo:

      We have completed our review of your Form 8-K and have no further comments at this time.

                    Sincerely,

                    Ta Tanisha Meadows
                    Staff Accountant